Filed by North Fork Bancorporation, Inc.
                               Pursuant to Rule 425 under the Securities
                               Act of 1933 and deemed filed pursuant to Rules 14d-2 and 14a-12 of the Securities Exchange Act of 1934
                               Subject Company:  Dime Bancorp, Inc.
                               Commission File No. 001-13094


           This is a transcription of a North Fork Bancorporation conference call which took place on Monday, March 6, 2000 at 11:00 AM Eastern Time. The conference call is available for playback by dialing
 (719) 457-0820 or (888) 203-1112, confirmation #192561.

           Operator: Please stand by. Good day everyone welcome to the North Fork Bank conference call. Today's conference is being recorded. For opening remarks and introductions I would like to turn the conference over to Mr. John Kanas, Chairman, President and Chief Executive Officer at North Fork Bank. Please go ahead sir:

           John A. Kanas: Good morning everyone this is John Kanas at North Fork. I understand we have about 350 people on the line. We are going to, as we normally do, go through the investor presentation that I believe most of you have in front of you page by page. It will take about 15 minutes and then we will, of course, open for questions at the end, many of which will be touched on along the way. I should start by saying that it should be obvious that this is a little bit different from some of our transactions in the past and there are some sensitivities here on the legal side. So, although I will be myself and I will be candid and give you direct answers, there may be some questions that some of you ask that I won't be able to answer and I will have to beg your understanding. We have Gene McQuade who is the CFO of Fleet on the line and will be available as well.

           Starting with the meat of the presentation on page 3 the title slide says "Proposal to Dime Bankcorp Shareholders". By now you probably all have seen this information. It's virtually out of the press release. It's a bid that equates to $17 dollars, a combination of stock and cash.
 It is a premium over what the implied value of what Dime was in the merger last week. This is a purchase accounting transaction which would be partially tax-free of course on a pro forma basis. The Dime shareholders would end up owning 35% of the new company. The North Fork about 58 and if Fleet were to exercise everything give or take 7%. The regulatory approvals are customary and the conditions are a little different here obviously. The Dime shareholders have to vote against the current merger proposal with Hudson United and then they have to have a valid termination agreement. Rather they have to terminate their merger agreement and the Dime directors have to approve an exchange offer with us. If all that takes place on the time table that we think is practical, it's possible to close this deal late in the third quarter of this year.

           On the FleetBoston slide, slide number 4, just to run through that quickly, Fleet is putting up $250 million in a convert, that's preferred convert, with a 7 1/2% dividend. It is non-cumulative. It qualifies as tier one capital. The convert price is $18.69. It's callable in part by North Fork after the third anniversary. On the warrant side it's 7 1/2 million shares of North Fork common with a ten year term and that's up 10% which is $17.88 which is the call on the warrants. There's a stand still agreement between North Fork and Fleet for two years and although it's not on the slide, obviously there's an agreement between North Fork and Fleet that Fleet will not put a bid in on the Dime or the Dime/Hudson United deal. If we win, Fleet will purchase about $2 billion worth of the existing Dime deposits from us at an 8% deposit premium - that's 17 locations. It breaks down that they get 5 locations in Manhattan and 12 on Long Island. Dime has about a billions dollars worth of deposits in Manhattan which is the market that we think is the most coveted so we're splitting that about in half. Each of us get about a half billion dollars worth of deposits and the conditions are of course conditioned upon North Fork succeeding. There's a flip side to the Fleet deal which we didn't put in the merger, rather in the press release. If at some time and if this for any reason if North Fork pulls out of this process, and advises Fleet that we're pulling out it would release Fleet to be able to go in if it chose to do so and bid for either the Dime or the Dime/Hudson deal together and if they should be successful, then they would sell to North Fork that same half a billion dollars worth of deposits in Manhattan that we get if we win and also $2 1/2 million dollars. So North Fork gets the Manhattan branches if we win or if it should come to pass that Fleet were to become a bidder here and they were to win.

           The pro forma balance sheet, I guess, is pretty self explanatory. I should say to you that it takes into consideration the sale of the $2 billion dollars to Fleet and also a scenario where we shrink that balance sheet, the borrowings and the securities, by an additional $2 billion dollars. So you can see that investments, you can see that on the investment line, investments of 6.2 and 4.1, obviously don't equal 6.5 but we've shrunk both the Fleet acquisition and the next part of the shrink out of that line. Loans end up being about 24 billion, deposits are 21 1/2, borrowings of 10.8. We end up with total stockholders equity of just about $3.2 billion and goodwill of a billion 275. The stated book value in this deal pro forma would be $1,175 and the tangible $750. I'll talk more to you about the results of the deal on book value as we go along. Based on our modeling, that would result in North Fork's IBES estimates in the year 2001 rising from $2.02 on a GAAP basis to $2.27 or accretion of about 12 1/2% and on a cash basis from 213 to 152 or accretion of about 18 1/2%, this would give us leverage ratio 740 and tangible common equity assets of about 560. This is all, I should remind you, this pro forma includes obviously the recent acquisitions that North Fork made of both Reliance and JSB Financial.

           Slide number 6, "Dime Shareholders Get", I guess it's obvious that they get an immediate premium and we believe a better long term growth story based on our historic performance in this market. We view this, although Dime is a little bit larger, it is exactly like every other thrift that we have succeeded in transforming into a commercial bank platform.
 The only difference is that Dime has branches that we believe are more perfectly located to provide even greater growth in the commercial side. Dime would end up with 35% ownership in this banking franchise having about $21 billion in deposits and that would be the ownership - I'm bragging a little here - I think we said this twice - a significant ownership here in one of the top 50 banks in the country. Most of you are aware that North Fork has industry leading returns. It returned 27% last year and 192 on assets, 27% on equity. We also think that Dime shareholders get the benefit of a very highly focused management team who have a large equity stake and a proven track record of executing acquisitions exactly like this one. They get improved cash dividends and they get reduced reliance on the earnings from the mortgage banking business. We think that's an important piece of this and later on I'll get to some of our assumptions in our model with respect to the mortgage business.

           "North Fork Shareholders Get", on page 7. This is a slide that may look familiar to some of you because some of these points we've made many times before. This is a transaction that if it occurs as we've suggested is GAAP and cash accretive and significantly bigger than any GAAP or cash accretion we've ever gotten in any transaction we've ever done. It is accretive to tangible book. We've never talked a great deal in the past about the strategic importance of the pro forma balance sheet because we've generally rolled up smaller institutions, but we believe that this now becoming a much larger, much more prominent institution is strategically important in addition to the obvious economic advantages that we have set forth. There's a big increase in core deposits. We've developed what we think is a unique relationship with FleetBoston. To cut off some of the questions on that, these companies have known each other well up to 25 years. I've known Mr. Murray for 25 years. We have great respect for them. I hope it's mutual and we are very pleased to have been able to make this relationship with them and think that it serves us very well and certainly hopefully them as well. We think this provides North Fork shareholders with an opportunity to have part in a company that can dramatically grow as a commercial banking franchise business in New York City. We've had, some of you know the North Fork story. We announced that we were going to New York City on a de novo basis starting about two years ago based on the experience we had with one branch we happened to get when we bought Extebank and our story at that time was, and continues to be, that we thought that the Manhattan market in particular and to just a little bit less extent the Brooklyn market had been over consolidated by the major mergers between Chase and Manyhany and Chemical and more recently even further consolidated by the HSBC/Republic deal and by virtue of the fact that Bank of New York is quite frankly focused elsewhere; Citibank is focused elsewhere and it has left a very interesting opportunity for commercial bank growth in New York. Well, the results so far for North Fork are that in less than three years and during that time having had only two branches open, one on 37th Street and one on 72nd Street, that already in that time we have over $400 million in deposits there. The commercial component of those deposits represents almost 20% of the entire bank and that's from a deposit from a branch chain of 154 branches. So, we are growing at warp speed in Manhattan and we view this as a very important growth market for us and we think, quite frankly that Fleet shares our excitement about Manhattan and I believe is getting some similar results themselves in that market. So, that's a changing market and it's changing fairly dramatically. And finally, of course, we think that North Fork shareholders continue to hold a stake in high performing and very well capitalized company.

           Page 8 of course, "What Dime Shareholders Must Do" and this is the crux of the matter I suppose. They must vote against the proposed merger for which a vote is scheduled on March 15th. If that were to happen they must urge the Dime board to preserve their opportunity to consider our offer and they should encourage the Dime board to remove all obstacles and allow for negotiated transaction. In short this is now in the hands of the shareholders. We have read with great interest and listened intently to some of the comments that institution shareholders have made about this deal and about other deals that have either taken place or have been proposed not only in this market but in other markets and we share their contempt for some of these deals that don't look very promising and obviously that was a strong motivator in providing the impetus to get us to go forward. We certainly would rather have done this on a negotiated basis but that has been precluded by the terms of their deal.

           On slide 9, sort of a process and timing slide here. North Fork first we distribute the proxy statement and an exchange offer which we expect will be out this week. We're hoping that the Dime shareholders based on that offer will vote down the merger and then the termination agreement would take place which can't take place until I believe June 30th unless they negotiate something ahead of time. We would obtain, during that time, the regulatory approvals. Dime board would approve the exchange offer and enter into an agreement with us. We would actually do the exchange and close the second step merger and hopefully close in the third quarter or late in the third quarter next year.

           The summary of this deal is that it provides an immediate premium, this is slide 10 to Dime shareholders. Its earnings accretive in a very significant way to the new company. It creates a very competitive and highly focused banking franchise that we have proven that is a model that is efficient and works. It creates value for all shareholders. It provides the new company an opportunity to leverage up on Fleet's experience. I do not have to remind you that Fleet and their people are widely regarded as very good operators in the mortgage banking business and that was the part of this transaction that made for the synergies with us and Fleet and we certainly think in summary that taking this choice would avoid the complications of the proposed MOE that many of you are very familiar with and that many people have been very vocal in talking about, both privately and publicly. We think it's an executable transaction, very easy on our side for the bank piece and it is entirely and wholly consistent with the strategy that we've been using now since 1987. North Fork has bought 12 or 13 thrifts in that time period and has continued to build momentum in driving shareholder returns by basically taking these thrift branches and over time converting them to commercial bank platforms and over time converting the asset and liability mix on the balance sheet of these institutions so that we drive a higher margin and a higher amount of non-interest income.

           Slide 11 you can read at your leisure and going to Slide 13 which is an appendix to those of you who like to look at maps you can see that that is a piece of New Jersey which is new territory for North Fork. There is about $3 billion dollars worth of New Jersey deposits in the mix of the Dime here and the numbers that are attached to the boroughs and the counties that say Suffolk 87 and Nassau 55 and Queens 44, these pro forma combining our existing branches and their existing branches. I should remind you on Long Island that Dime was a successful bidder recently for the Key Bank branches that were mostly in Suffolk County and those are right in the heart of North Fork territory out here. On a pro forma basis, North Fork/Dime would have first market share in Brooklyn, it would be second in Queens and Suffolk - in Queens it would be second behind Chase and in Suffolk second behind Fleet and it would have the fourth largest market share in Nassau County and that's in order of rank, Chase first, Fleet second and Greenpoint, third. In the Bronx I guess we'd be in fifth position and we begin to get on the board here in the Manhattan market with a 10th ranking of market shares. So with the exception of the New Jersey piece, excuse me I've got a cold, with the exception of the New Jersey piece, this is an acquisition that is entirely within the footprint of North Fork's existing franchise and lends itself very well to our cost saving models and our management style.

           On slide 14 you can see the impact on the deposit mix. Obviously it brings down the DDA components slightly but if you pay attention to the numbers it increases it dramatically from about $1.6 billion to about 3.3. Term deposits go up a little bit from 36 to 43% which is very typical whenever we acquire thrift and the percentage of savings now on money market accounts goes down a little from 46 to 42. But our experience and those of you who've ever seen our investor presentations we begin working on that immediately and our first goal which is the goal that all of our incentive plans for employees are geared toward is to begin to change that deposit mix and work on being able to grow the margin as a result.

           Slide 15 shows you the impact on loans. North Fork is a relatively big player in residential mortgages and multi-family loans already with 31% residential and 36% multi. It would drive the residential component to about 46%. It would take commercial down from 15 to 12, take multi family down from 36 to 21. Consumer would actually go up. Dime also was a successful bidder in about a billion dollars worth of car paper that it bought from Citibank recently. So that's reflected in there.
 Commercial component would stay roughly the same and neither bank has an appreciable amount of construction loans so that exposure wouldn't change.

           So, sort of a wrap up here before I summarize the pro forma financial information and the assumptions, this is about a $2 billion deal made up of 108 million shares of North Fork and $233 million dollars. It is a purchase accounting deal as I said earlier so there would be 915 million in good will which we're taking over 20 years. We have marked the balance sheet to market in a very conservative way. We are de-leveraging. As I said earlier, we are taking $2 billion dollars off and at a spread of about 75 basis points which is what we calculate it to be. We've taken, for the purposes of our model, we've taken the most recent estimates that Dime has put out which I believe were about 266 a share and we reduced them to 246 and we also of course increased our expenses by the cost of the Fleet investment. I might stop here and say if you wanted to turn this apple around and look at it from the back side, if this transaction were taking place now as a deposit premium, the deposit premium that North Fork would be paying for the Dime deposits is a little over 7%. We've also in our model sold the $2 billion dollars worth of branches to Fleet and taken back an 8% deposit premium from them which reduces our goodwill. We've estimated cost savings of about $100 million dollars or about 15% of the combined companies overhead. I should give you the postscript on that.
 For the purposes of our model we have assumed zero cost saves in the mortgage company. We are, those of you who know us, know that we have never gone around saying that we thought mortgage companies were the best things to buy but I will say that of mortgage companies that North American has distinguished itself and is a very well run institution. We know Rick Morrow through Fleet and directly and we think he does a good job over there although we do think that once we get into this there are opportunities that are not evident right now. We think there are more opportunities but the cost saves, so that you understand, are coming strictly out of the bank. To sort of frame that for you, North Fork runs, this is on a pro forma basis into 2001, North Fork runs 154 branches of a commercial bank fully loaded with all the executives, comps and all of the back office necessary to run a commercial bank for around $200 million and Dime spends pro forma a little over $300 million to run 126 branches of a thrift. So, we have great confidence in that cost saves number based on our prior experiences and based on the public information that we've been able to see on the Dime. We think there's about $200 million in merger expenses which is of course included in that good will figure. A lot of that is severance agreements which falls out of arrangements with Dime employees that are already contractually in place. That's about $108 million dollars of that and further we have assumed, for the purposes of our model, zero revenue enhancements and additionally which is not on your slide we have assumed zero tax efficiencies. So, it's got the cost of the Fleet deal. Its got a lower estimate of earnings as a result of shrinking the balance sheet. Its got very reasonable cost assumptions. And further, we should say before somebody asks the questions, we have, in our models for the purposes of coming up with these numbers, we have taken a stab at what we think the mortgage company will earn in that year. I should start by saying it earned from what we could tell, about $50 million dollars in 1999. We've modeled at making a little less than half of that in the year 2001. So that's in the model. I should also say that in our worst case scenario, we take the mortgage companies earning down to zero, and even taking the mortgage companies earnings down to zero, which is basically wiping out the $25 million dollars we put into our model, it still is GAAP accretive around 7% to us and cash accretive almost 15. We have again, no revenue enhancements and we've reduced Dime's estimates of earnings for that year to what we think is a reasonable level.

           Page 17, for those of you who have not seen it, is a look at North Fork's year end results, which many of you are familiar with and that I believe, concludes what I have to say. Let me take a minute to turn this over to the operator to give you instructions as to how you go ahead and ask questions.

           Operator: Thank you Sir. Today's question and answer session will be conducted electronically. If you would like to ask a question, press the star or asterisk key followed by the number one on your telephone key pad. We'll take your questions in the order that you signal us. And take as many questions as time permits. Once again, to ask a question, press star one. We will pause just a moment to assemble our roster.

           Operator: Our first question will come from Jeff Gendell, with Tontine Partners.

           Jeff Gendell: Hi, John, Jeff Gendell of Tontine. I want to thank you first of all, because I think all of us long suffering Dime shareholders needed this and I for one am going to vote emphatically for you and just as a commentary, I don't think there is any Dime shareholder in the world with a brain that is not going to vote for this. But, I do have two questions, if I may ask on this presentation, and I just want to make a couple of things clear. On some of the discussion, on your filing, that - has your filing come out today with the SEC?

           John A. Kanas:  It's being filed today Jeff.

           Jeff Gendell: Ok, what can North Fork do to solicit no votes. I guess I am not fully aware of SEC rules when you are kind of doing something like this. Can you go out and solicit no votes for the Dime?

           John A. Kanas: We are certainly allowed to talk to the Dime shareholders. Remember that I said earlier that we would have rather taken a different approach here. But unfortunately, the Dime management and board have their hands tied and they are involved in a contract which we have no right to interfere with. So we are certainly permitted to talk to Dime shareholders. Let me clarify the timing thing here too. We don't have to wait until June 30th . I mean if they don't get their shareholder vote, they can - they and Hud Co could conceivably agree to terminate their agreement way before that.

           Jeff Gendell: Ok. Great. I just wanted to make sure that you could actively seek, because I wasn't sure about those rules. The second thing is that there are some hints in here about North American Mortgage. As I recall, it's about half the expenses of Dime. Can you elaborate, for example, - I don't know if you can - but can elaborate, can you joint venture this, would you be interested in selling this, or are you going to take it and put it into your operation and see how it works before you take other action.

           John A. Kanas: That's a good question. One of the reasons why we selected Fleet to help us with this, is because of their experience and we've obviously discussed this with them in some detail. The proper answer, Jeff, is that we don't know enough about that company right now to make a decision, obviously, as to what we are going to do with it ultimately. We can tell you that we've had conversations with several people who have expressed interest in various pieces of this company and/or the whole thing. We don't have a contract in our hand, and I am not saying we would sell it, if we did have a contract in our hand, but we can reduce our exposure in that business in any number of ways that we've already had a large number of discussions about. But it would be early to say. I'll say it again that, you know, based on the price that we're paying here, and based on the fact that mortgage companies are probably at a very low ebb right now because of the interest rate structure that this thing bears taking a good look at. And you're right by the way, on the expense side, on a pro forma basis, Dime is spending about $300 million on the Bank and in round numbers about $450 million on G and A at the Mortgage Company, but I think $150 of that is amortization, so if you'd split it down, it's about $300 for the Mortgage Company and about $300 for the Bank. But I should emphasize that we put very little earnings of the Mortgage Company into this thing, in our models.

           Jeff Gendell: Ok. Great. Terrific. One last thing. When you were discussing Manhattan in your statement, there, are there any other deposit bases in Manhattan that would be of interest or would you still consider the de novo side?

           John A. Kanas: It's really interesting, we've got three branches up and running and we have commitments to open four more, the leases are signed and people are actually ripping apart properties and painting buildings, so we will have seven on our own by year end or about first quarter of next year, and if we are successful here, this would give us one more for a total of eleven, which is sort of what we think, we need somewhere between 10 and 15 branches in the net to cover the market adequately. And the answer is yes, there are other franchises, but not as many as you would think. It is a very weird market in the last time I saw these numbers, and I'm going to be wrong by some amount but it's give or take $300 billion dollars worth of deposits in Manhattan and Chase has, give or take about $70 billion of that. So it falls off very very dramatically after you get past Chase, so it's one of those unusual things where it is truly highly over concentrated. There's about 150 or 160 banks in Manhattan - 160 something, I think. Most of them are very tiny institutions, so we would be unique in size in Manhattan and I think one of the reasons we're doing so well is because we are unique in size and are able to operate very well in that market.

           Jeff Gendell: Great, thanks a lot, we're all behind you. We really appreciate it.

           John A. Kanas: Thank you, we need to hear that kind of comments very encouraging. It's been three very very long weekends for us and our advisers and this has been a painful decision on our part.

           Operator:  The next question, John Wright with George West
 Associates.

           John Wright: Yes, I was wondering if you could describe your assessment of the Dime shareholder base. I am looking at 13-F filings. I may be incomplete here, but it does not look like there's a huge institutional base that you could draw from. Do you need a proactive leader here? Or what are your hopes here?

           John A. Kanas: We'll give you round numbers here. It looks to us like, roughly the ten largest shareholders could very easily swing this thing. There are eleven companies that own 30% of the company. And that's not counting what North Fork owns and North Fork owns about 700,000 shares
 - I'm just sort of reading to you off my Bloomberg screen and I don't know if its right - but it shows Wellington at about 7%, JP Morgan at a little over 5, First Manhattan a little under five, I'm sorry, First Manhattan is about 4 1/2 , Franklin Mutual Shares, at about 2 1/4, David Green at almost 2, and Hancock, etc., and Jeff Gendell who spoke earlier who's also over a million. Institutions own, again, according to the screen, 66% of this company, so we think we're not going to have to go out to 25,000 people here.

           John Wright: Do you have enough time?

           John A. Kanas:  Yes.  Well good luck to you.

           John Wright: Thank you. You're a big shareholder of ours, by the way, and we appreciate it and we would be happy to spend some time with you going over this in more detail if you'd like.

           Operator: The next question will come from Arthur Stamen, with First Manhattan.

           Arthur Stamen: Good Morning. I don't have a question John but I just wanted to - I'm similar to Jeff Gendell, I just wanted to thank you on the part of a big Dime stockholder - you know we didn't like this deal from the start. We looked at the proxy and we looked at all the self serving golden parachutes and goodies that the Dime people were getting and we like the deal even less after we got the proxy and so we're enthusiastic that you're coming in on a deal that makes a lot of sense for the North Fork stockholders and we're large North Fork stockholders as well, and this looks like a win-win for us twice. It looks like maybe you'd get us out of a bad deal in Dime and make North Fork a bigger stronger company at the same time. So, lots of luck.

           John A. Kanas: Thank you Art. We - it's probably as good a time as any to deliver a speech that I've given someone over the last six months that I'm hearing myself give it in my sleep. And it goes something like this. And quite frankly, it has a lot to do with the spirit behind this offer and I won't speak for Fleet here. But I would be surprised if they didn't feel the same way and that is this - I've been in North Fork for 30 years and I own a lot of stock, so I'm a big bank shareholder like many of you are. And I've been suffering along with the rest of you, this absolute malaise over the last 18 months or 2 years and my view of this is that there are two very good reasons why bank stocks are under pressure today and they're very different. One of them is that the interest rate cycle is moving up and that these are sort of at macroeconomic issues that we can't control. Credit quality is at an all time high. We are certainly in the mature stages of the longest running economic expansion in the history of our country. So there's good reason for investors to believe that maybe the good news for bank stocks is behind us, at least for this cycle and I appreciate that very much and what can I say, we're a bank and that's what we are, and we, like everybody, will be victim to general economic conditions and if you don't like bank stocks for that reason, I fully understand it and shouldn't bother, this one or anyone. But there is another, and I think a superceding reason, why bank stocks are down more than they need to be and that is because at almost every level of size, in almost every market in this country, there have been some very value destructive deals that have taken place and frankly, our view is that they have led the investor investing public to lose confidence in bank managements and I don't need to name names but you can all think of a couple of big ones that didn't work out and a couple of medium sized ones that didn't work out and certainly right here in this market, we've seen a couple of smaller ones that didn't work out and shareholders are paying that price. We go around a long time and many of you have met us and heard us talk and we say to people, "you know I don't get it, we make 30% return on equity last quarter, we do everything right, everybody stands up and applauds all of our acquisitions and tells us they love what we do, why are we selling at an APE "and the answer comes back the same, and they say," well, you know we love you but we're afraid you're going to do a dumb deal like some of the dumb deals we've seen done in this industry." And I don't blame people for worrying about that, and so somebody has to speak up about these deals that don't make a great deal of sense. So win lose or draw here, what we're saying to you is we think there is a big difference between banks. We think there's a big difference between bank managements and we're not going to go out and make a dumb deal. Ever. Now or ever. And, there's a lot of people around that feel that way. Quite frankly, our associate in this deal, Fleet, has a history similar to ours and a success record similar to ours, and they're suffering with it, so we're painted with this brush unless and until the market starts to differentiate between good deals and bad deals, and I view this as bank stock's opportunity to speak up loud and clear. Sorry for the speech. I am ready for another question.

           Operator: That next question will come from Jackie Reeves with Putnam Lovell.

           Jackie Reeves: Hi, John, just a quick comment which I think you just alluded to in the value destruction comment - the number of deals that you've done over the past - since 1987 that have been initiated in this fashion, I'm curious as to that number? And then with respect to additional risks that you think that this deal may carry that some others don't, especially if some of the other deals were enacted from both sides going into it with a very positive attitude. What is some of the additional risks that you think you might face?

           John A. Kanas: Jackie the first part of your question, I mean if I read that right, you're asking if we've ever done an unsolicited offer before. We've not.

           Jackie Reeves:  Right.  Ok.

           John A. Kanas: So we've never done this before. With respect to the risk issues, I mean I think they are self-evident. This is big. And, so generally speaking, the larger the deal, the tougher it is to integrate. We've spent a lot of time looking at that - that is the negative side. The positive side is, now speaking for Dime, the bank itself, it is a very simple, although it has been made to look complicated. It is a very simple company. It is a thrift in a very traditional sense. It takes deposits and it makes mortgage loans, has a very small commercial department, very small consumer department, so there's no skill set necessary to run the Dime that isn't already going on at that level or larger right here at North Fork. Sort of another interesting thing is because of the dislocations in the banking industry today, and because we believe there is a lot of very strong management people within the Dime, that if they were properly administered and properly led, it could do a much better job of running that institution for us. I think size, is, on my screen at least, if I were looking this strictly from a stand point of risk, I'd say size is one and if we didn't have some ability to do something with this mortgage company, I'd say that would be a very big risk too, but I believe that we have those bases covered in any number of ways. Thank you.

           Operator:  Next up from Keep Managers is Bill Ruben.

           Bill Ruben: Hi John. Question about Gene McQuade being on the line, I presume he is still there, just curious what FleetBoston's opinion is on this situation.

           Eugene M. McQuade: John, I am on the line and hello Bill. Obviously, we liked the situation, or we wouldn't be in it. As John said earlier, he and Terry have been friends for 25 years. I've known Dan for probably 20 years. We see a lot of similarities in how we both run our companies. We think North Fork is a very very well managed bank. One with superior returns. One with extraordinary management. A terrific integrator of banks. We've had an opportunity to work with them on this deal. We're very impressed with what we have seen in terms of their strategic as well as financial skills we have had an ability to get behind some of their numbers and quite honestly, we think this is a stronger transaction that we've seen in a long while.

           Bill Ruben: And as far as Fleet's involvement, what benefits would accrue to Fleet?

            Eugene M. McQuade: Well Bill I think there's a couple benefits here. One, we already got a pretty good sized franchise down in the metropolitan area. We've had about $10 billion dollars, today, this would up our deposits by about 20%. I think the thing that interests us are a couple. One, the growth opportunities down there is clearly a market that has just great vibrance and certainly we're interested in the growth. But secondly, and John referenced it earlier, we like consolidating markets and John went through the consolidation going on in both the boroughs and out on Long Island and quite honestly in order to fuel that growth and in order to make the kinds of profits you need, you need those kind of consolidating markets. So, from our standpoint, it's a great opportunity to further lever our position in the metropolitan area and the area that we entered when we bought NatWest five years ago or so, it gives us, as John said, a unique relationship with North Fork. We really like what they do. We like their returns. We like their operating style. We like their integration abilities. We think financially, quite honestly as I looked at this, and I've been through the numbers on all sides, I think this is a triple win situation. It is a win for the North Fork shareholders. A win for the Dime shareholders. It is also a win for the Fleet shareholders. You don't see many of those deals.

           Bill Ruben:  Ok thank you.

           Operator: And next, we'll hear from Mark Fitzgibbon with Sandler O'Neill.

           Mark Fitzgibbon: Hi John. I had two questions this morning. First, I know you have a long standing relationship with the folks at Fleet. I'm curious sort of what was the genesis of the arrangement with Fleet, who approached who? Second, I wondered if you could give us some indication whether or not you had conversations with the folks at Dime, either before or after the merger of Hud Co was announced.

           John A. Kanas: On the first point, Mark, I called Fleet myself and the genesis of the idea was down here in Melville and spoke with initially Terry and then later with Gene and the rest of the management group at Fleet. And, I don't think it took very long for actually, after we got into a room together, it didn't take very long for either of us to see that this was even a better idea than we once viewed it as. Especially as we started to talk about what our common goals were in this market and the fact that Fleet had a positive view toward this market as we did. So, it became a no brainer, quite frankly, to bring them in to help us with this. With respect to the other question, we really - we talk to people all the time and fifteen years I guess - everybody talks to everybody in this market but we are not commenting on any prior conversations.

           Mark Fitzgibbon:  Thank you.

           Operator:  And next up is Vivek Sharma with JP Morgan.

           Vivek Sharma: Good morning. Could you talk a little bit or give us anything more specific that you could do to mitigate the integration risks. This is just following up on the earlier question. Given the hostile nature of the deal, would you he be willing to talk about things like - more specifically a little bit.

           John A. Kanas: You should remember that our proposal is subject to the execution of a merger agreement between Dime and North Fork and one must make the presumption that at some point if we get that far, and if Dime ever is able to talk to us about this, that there would be an opportunity for a great deal of dialog between the two companies. With respect to the integration risks, we all heard the nightmare stories and we all remember the Wells Fargo and the First Interstate and all these things. We're very aware of what's happening there. Frankly, all of those nightmarish events took place after the deal closed. It had nothing to do with the way they originated and the guys that blow the integration, blow it after they close and try to integrate. That's a long way off for us and we have plenty of time to consider. We're pretty good at the pure integration part from a back office stand point. We closed Reliance on February 28th, I think and converted it over that weekend and literally from a Friday to a Monday made a seamless conversion. We closed on Jamaica last weekend and we'll integrate that before the middle of March. So, it is a skill set that, I think most people would agree and we certainly feel, is very strong here at North Fork. The other part - one of the reasons that I think that we have done so well and we've managed to keep the deposits in these institutions is that at North Fork today there are around sixty different incentive compensation plans that we manage for our employees and frankly, when we get questions about our efficiency ratio and our returns, we move quickly to discuss the fact that our people are highly incentive on a compensation line and when we do mergers, we have specific incentive plans that we put into place for the employees of the target company so that they can enjoy some of the economic success early on and all of those plans really run toward them keeping their customers. So, to the extent that a branch manager loses 10% of her deposits, she didn't make any money, but to the extent that he or she is able to keep those deposits in place or even grow them, there's an opportunity for them to do very well financially. I think it's pretty well known in the industry that we do that. We've got that down to a science. It has worked 12 out of 12 times for us when we've done it and the integration of the Dime would be no different. Remember that in terms of size, North Fork is 154 branches and Dime is 126 and there's a lot of overlap. So, although Dime has always, at least to me, appeared larger than life, the bank piece isn't really that big. If you take the borrowings off and take a look at the pure deposit side, and the relative simplicity of their business lines, it's just a matter of doing more of the same thing that we've done for many years.

           Vivek Sharma: If I can just follow up with a different question. The costs of deposits in Manhattan, what have you assumed in your competition, or do you have a number and following from that, how did you come up with the 8% premium?

           John A. Kanas: We haven't done an analysis of the cost of the Dime deposits in Manhattan separately from the deposits elsewhere. What I can say, and we're really not concerned about that because we begin changing the deposit mix quickly after we own these things. I can tell you this, that our experience is that our bank runs about 17% interest free deposit mix to total deposits bank-wide. But in the combination of our three Manhattan offices, we're running a little bit over 50% interest free demand balances so the deposit mix ultimately gets a lot better in the Manhattan market than we can find it anywhere else. I forgot the second part of your question, what was it?

           Vivek Sharma: How do you get to the 8% premium, particularly if you do get the 50%, isn't 8% premium pretty low? I mean particularly when I contrasted what Fleet just got from Sovereign.

           John A. Kanas: We negotiated that with Fleet, obviously there's no magic to that, and I should remind you that the premium that they would pay us if we win is equal to the premium that we would pay them if they ultimately win this thing if it should go that far. So we just think that that's a fair number and we think that Fleet did a particularly good job at negotiating the Sovereign deal.

           Vivek Sharma:  Thanks.

           Operator:  And we'll hear now from Rich Savone with Putnam
 Investments.

           Adam Ilfilter: Yes, this is Adam Ilfilter. Actually two questions. First you mentioned the overlap in the branches. Could you give an estimate of what you expect from branch closures? And then, secondly, I know you included zero revenue expansion within your model, is that your best estimate as far as the opportunities that you have there?

           John A. Kanas: It's too soon Adam to give you a number on the branches. I can tell you this - and I'm going by memory here. When we looked at buying the Key Bank branches on Long Island, that Dime ultimately bought, we felt that we had more than half overlaps with North Fork so that's a starting point, and that was in the twenties I think. In terms of number. So it's way too soon to say, there's not a great deal of overlap in the boroughs, although there is some and obviously there's none in Manhattan because we'd like to add those and of course nothing in New Jersey. The second part of your question was?

           Adam Ilfilter:  Revenue expansion opportunities?

           John A. Kanas: We know, we always get revenue expansion. We usually get tax efficiencies in our deals and we've gotten them in every deal we've ever done. We've looked at what the Dime is doing. We know, I shouldn't say that, we are very confident that there's a significant amount of revenue enhancement opportunity, but quite frankly, owing to the nature of this kind of a deal and to the fact that there are other risks involved when we were appraising this thing from a standpoint of our risk, we wanted to be as absolutely conservative as we could be, so sure, we'll pick up more but I couldn't put a number on it yet.

           Adam Ilfilter:  Thanks.

           Operator: The next question will come from Solomon Smith Barney's, Jason Goldberg.

           Jason Goldberg: Thanks John. Most of my questions have been addressed. Just to follow up on Reliance and Jamaica Savings, what were your assumed costs savings in those transactions and how much have you realized to date?

           John A. Kanas: About 50% of cost savings on both and we're right on target.

           Jason Goldberg:  Thank you.

           Operator: The next question will come from Luka Ipolito with Chesapeake Partners.

           Luka Ipolito: First of all another big thank you. You've covered most of my questions but if you could touch on a couple more of the regulatory and process issues. First of all, Dime is incorporated in Delaware but domiciled in New York. To your knowledge, is there any way that they could try to use New York laws to sort of, as part of their defense, and then secondly, did I understand correctly that you would want to do a two-step process here?

           John A. Kanas: Let me give you a short answer to that and I'd be more happy to talk to you about that in more detail. There are no - Our view of this and our lawyers' view of this and our adviser's view of this is that with respect to the regulatory approval of this, there is nothing more, on the regulatory side this is no more complicated than any deal that we or a lot of other people have ever done. This is a simple regulatory approval process and we don't think that there's anything particularly ominous about that piece of this transaction. So, it really is - remember our deal is - our proposal is subject to the negotiation of a merger agreement and within that all we're asking for is the same reps and warranties that they gave to or propose to give to Hudson United.

           Luka Ipolito: Ok and then secondly if you could just explain just a little bit more how the exchange offer process works. Your intention would be to close this all at once and then you would have a back end merger if you don't get 100%. Or are you planning a two-step process? I didn't quite understand that.

           John A. Kanas: You know, without going into too much of this detail, remember, I'm going to repeat it again. Our hope is that the Dime shareholders who vote this down and that they will come and negotiate a merger agreement with us and that would avoid any of that conversation.

           Luka Ipolito:  Excellent.  Thank you.

           John A. Kanas: Could you tell me how many more we got lined up here?

           Operator:  I'm sorry sir, what was that?

           John A. Kanas:  How many more do you have lined up?

           Operator:  We have no further questions.

           John A. Kanas:  Oh great.  That's good because I'm getting tired.

           Operator:  Mr. Kanas please proceed with any closing remarks.

           John A. Kanas: I'm not going to repeat my speech other than to say I've spoken to many of you over the years and we have shared our concerns about these kind of things in the past. We put it in your hands. This is bank investors opportunity to speak. We need your help. We need you to support us in this. We need you to support our proposal and without that, this will fail. So we have spent our nickel and our intentions are absolute and we are resolute. So, give us a hand if you can. Thank you very much.

           Operator: And that will conclude today's tele-conference. We thank you for joining us.